2006 Investing in our community.

FFD Financial Corporation ANNUAL REPORT

First Federal
COMMUNITY BANK

Dear Shareholder:

On behalf of the board of directors, management team and staff of FFD Financial Corporation and its subsidiary, First Federal Community Bank, it is a pleasure to present our 2006 Annual Report.

FFD Financial reported net earnings for the fiscal year ended June 30, 2006 of $1.4 million ($1.13 per diluted share), a 22.8% increase compared to net earnings of $1.1 million ($.92 per diluted share) in fiscal 2005. As expected, our asset sensitive balance sheet responded favorably to rising interest rates throughout the fiscal year. We also continued our trend of asset growth with 8% growth in assets during fiscal 2006.

Highlights for the fiscal year ended June 30, 2006 include:

- Loan originations were up over 15% from fiscal 2005 to $76.8 million.
- Total loans receivable increased $12.5 million, or 9.9%
    - Residential real estate loan balances increased $4.6 million or 6.6%.
    - Business loans increased $5.5 million, or 9.4%, with most of the growth occurring in commercial real estate loans.
    - Consumer loans increased $1.1 million or 21.9%.
- Residential loans sold and serviced totaled $77.2 million at June 30, 2006.
- Total deposits increased $10.4 million or 9.3% for the year.
- Net interest margin improved to 3.93% from 3.41% in the prior fiscal year.
- Quarterly cash dividends totaling $.47 per share (an 8% increase over fiscal 2005) represent a 2.55% annual return based on the average of the low and high trading prices for the fiscal year.

As we realized the benefits of rising interest rates, we also effectively managed the challenges of rising rates. We achieved loan growth of approximately 10%, continuing to diversify our loan portfolio. At June 30, 2006, residential loans comprised 51.3% of total loans, commercial real estate were 33.1%, commercial loans were 11.4%, and consumer and other loans were 4.1%. As we have grown, our credit quality has remained strong. Non-performing assets (which consisted solely of non-accruing loans) were .32% of average assets at June 30, 2006, significantly below the recent average and median ratios for publicly-traded Ohio banks and thrifts. Net charge-offs as a percentage of average assets were .11%, slightly above recent average and median ratios for publicly-traded Ohio thrifts but significantly below the average for publicly-traded Ohio banks. Our overall loan delinquency ratio was under one percent at .95% of total loans.

Deposit growth of over $10 million or 9.3% has kept pace with our loan portfolio growth. During fiscal 2006, as customers moved funds into higher yielding time deposits, we pursued a disciplined pricing approach and were able to maintain our core deposits at 49% of total deposits. This fiscal year represented the first full year of operations at the Coshocton and Sugarcreek lending centers and we have been pleased with their progress. We received regulatory approval to take deposits at these locations, providing a new source of funding to enable us to continue to grow and to manage our cost of funds. These two offices have been accepting non-cash deposits since January as we evaluate the prospects for full-service expansion in these new markets.

We continue to carefully monitor general and administrative expenses, which increased 10.2% during the 2006 fiscal year, generally reflecting our growth rate for the year. Most of this increase was expected due to our investment in the Coshocton and Sugarcreek offices and additional staffing to support our continuing growth. Despite the expense increase, we are operating more efficiently than we were two years ago. Our efficiency ratio, the industry standard which generally measures non-interest expense as a percent of net interest income plus non-interest income, has declined in the last three fiscal years to 65.4% in fiscal 2006 from 76.3% in fiscal 2004. For the twelve months ended June 30, 2006, the median efficiency ratio for publicly-traded Ohio thrifts and banks was 68.7% and 65.3%, respectively, as reported by SNL Financial.

We remain committed to fulfilling our responsibilities as a public company. The Securities and Exchange Commission has delayed the implementation of the internal control requirements of Section 404 of the Sarbanes-Oxley Act for companies our size, and revision of the requirements for smaller companies is under consideration. We expect that the cost of complying with Section 404 will be less than anticipated when the law was first enacted, and we are much more comfortable that the regulation will be applied appropriately to smaller-cap companies. We currently anticipate that our compliance due under Section 404 will be the June 30, 2008 fiscal year.

Our focus on Investing in our Community is not just a slogan - it is the way we do business. Our associates accomplish that mission every day by generously giving their time, talents, and financial resources to improve the civic, cultural, educational, and economic conditions of our area. There is a special section on page 57 of this Annual Report that highlights our significant Investment in our Community.



E. L. Loader & Trent Troyer, First Federal

Our growth and profitability confirm that the community bank business model is working well in our market area. Our customers value the tailored, personal attention we offer and that sets us apart from our larger competitors. We are confident that our pursuit of excellence as a community bank will make your investment in FFD Financial a stronger one. We remain committed to our shareholders, our community, and our staff, and we express our appreciation to you for your confidence and support.

Sincerely,

Trent B. Troyer
President and Chief Executive Officer

E. L. Loader
Chairman of the Board

Investing in our community.

Our community focus is part of the reason why deposits, including CDs, grew by more than $10 million for the 2006 fiscal year.


CDs

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since its formation in 1996, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and using such deposits to originate loans in its market area, consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, loan sales and principal repayments on loans and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, branches in Dover and New Philadelphia, Ohio, and lending offices in Sugarcreek and Coshocton, Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

There were 1,212,872 common shares of FFD outstanding on August 31, 2006. Price information for FFD's common shares are listed on the Nasdaq Capital Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for FFD's common shares on Nasdaq and the dividends declared per share, for each quarter of fiscal years 2005 and 2006.

Fiscal 2005	High Trade	Low Trade	Cash Dividends Declared
Quarter Ended			
September 30, 2004	$16.50	$13.05	$.105
December 31, 2004	16.40	13.44	.110
March 31, 2005	16.75	14.26	.110
June 30, 2005	18.39	13.50	.110

Fiscal 2006	High Trade	Low Trade	Cash Dividends Declared
Quarter Ended			
September 30, 2005	$17.78	$14.36	$.110
December 31, 2005	20.50	14.91	.120
March 31, 2006	22.46	18.50	.120
June 30, 2006	21.90	16.89	.120

FFD's income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the shares held by FFD. In addition to certain federal income tax considerations, OTS regulations limit the payment of dividends and other capital distributions by savings associations. First Federal is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.

Investing in our community.

Our net interest margin grew 15%, year over year.



Selected Consolidated Financial Information and Other Data

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

Selected consolidated financial condition data: (In thousands)	At June 30				
	2006	2005	2004	2003	2002
Total amount of:					
Assets	$161,233	$148,595	$135,892	$136,408	$130,303
Interest-bearing deposits	6,288	5,672	8,821	10,398	11,726
Investment securities available for sale – at market	3,353	3,485	4,402	1,502	2,047
Mortgage-backed securities available for sale - at market	431	500	630	832	1,551
Mortgage-backed securities held to maturity - at cost	130	220	395	651	1,606
Loans receivable - net (1)	144,556	131,493	114,505	115,966	107,055
Deposits	121,919	111,495	105,446	104,351	95,542
Advances from the FHLB	18,428	17,880	12,669	13,891	17,553
Shareholders' equity, restricted	18,363	17,438	16,738	16,918	16,541

Summary of earnings (In thousands, except per share data)	For the year ending June 30				
	2006	2005	2004	2003	2002
Interest income	$9,475	$7,073	$6,360	$6,758	$8,005
Interest expense	3,649	2,521	2,487	2,966	3,893
Net interest income	5,826	4,552	3,873	3,792	4,112
Provision for losses on loans	160	11	25	131	150
Net interest income after provision for losses on loans	5,666	4,541	3,848	3,661	3,962
Other income	599	917	616	1,038	536
General, administrative and other expense	4,203	3,813	3,423	3,133	2,812
Earnings before income taxes	2,062	1,645	1,041	1,566	1,686
Federal income taxes	710	559	354	534	573
Net earnings	$1,352	$1,086	$ 687	$1,032	$1,113
Earnings per share					
Basic	$1.15	$.94	$.59	$.88	$.94
Diluted	$1.13	$.92	$.58	$.86	$.92

(1) Includes loans held for sale.

Selected financial ratios and other data:	At or for the year ended June 30,				
	2006	2005	2004	2003	2002
Return on average assets	0.87%	0.78%	0.50%	0.77%	0.84%
Return on average equity	7.56	6.39	4.05	6.17	6.75
Interest rate spread	3.73	3.24	2.79	2.62	2.85
Net interest margin	3.94	3.41	2.97	2.95	3.22
General, administrative and other expense to average assets	2.70	2.73	2.50	2.34	2.13
Average equity to average assets	11.48	12.14	12.40	12.50	12.50
Nonperforming and impaired assets to total assets	0.79	0.82	0.84	1.76	0.48
Nonperforming and impaired loans to total loans	0.86	0.90	0.98	1.88	0.58
Delinquent loans to total loans (1)	0.93	1.02	1.18	1.28	2.57
Allowance for loan losses to total loans	0.51	0.57	0.67	0.68	0.66
Allowance for loan losses to nonperforming and impaired loans	59.17	62.99	68.09	36.45	114.63
Average interest-earning assets to average interest-bearing liabilities	108.46	108.86	109.27	114.63	112.05
Dividend payout ratio	40.87	46.28	70.34	44.89	39.89
Number of full service offices	3	3	3	3	3

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

Investing in our community.

The people of the Tuscarawas Valley rely on the folks at First Federal for sound financial advice and a complete array of consumer products and services. For the 2006 fiscal year, consumer loans, including auto loans were up over 21%.



Investing in our community.

In the 2006 fiscal year, we helped get a lot of people settled in. Loan originations, including mortgages, were up over 15%.



General

FFD's principal business is owning all of the stock issued in First Federal's 1996 conversion from mutual to stock form. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to FFD or its management are intended to identify such forward looking statements. FFD's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable, but unconfirmed, asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements, but before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Local market areas and national economic developments;
- Levels of, and trends in, delinquencies and impaired loans;
- Levels of, and trends in, recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to nonresidential real estate and other loans, management believes such loans are adequately collateralized and as a result impaired loans are carried at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2005 TO JUNE 30, 2006

The Corporation's assets at June 30, 2006, totaled $161.2 million, a $12.6 million, or 8.5%, increase from the June 30, 2005 total. The increases were comprised primarily of increases of $13.1 million in loans receivable and $616,000 in interest-bearing deposits, Federal Home Loan Bank stock, accrued interest receivable and prepaid expenses, which were partially offset by a $1.3 million decrease in prepaid federal income taxes, non-interest bearing cash, mortgage-backed securities and investment securities.

Cash and interest-bearing deposits totaled $7.7 million at June 30, 2006, a decrease of $93,000, or 1.2%, from June 30, 2005. Investment securities totaled $3.4 million at June 30, 2006, a decrease of $132,000. No investment securities were called or matured during the fiscal year ended June 30, 2006.

Mortgage-backed securities totaled $561,000 at June 30, 2006, a $159,000, or 22.1%, decrease from the total at June 30, 2005, due primarily to principal repayments.

Loans receivable, including loans held for sale, totaled $144.6 million at June 30, 2006, an increase of $13.1 million, or 9.9%, from the June 30, 2005 total. Loan disbursements during fiscal 2006 totaled $76.9 million, which were partially offset by principal repayments of $49.2 million and loans sold in the secondary market totaling $11.0 million. Loan origination volume during the year ended June 30, 2006, increased by $10.3 million, or 15.5%, compared to fiscal 2005. During fiscal 2006, management continued to meet consumer preference for fixed-rate loans in the prevailing low interest rate environment by selling lower-yielding fixed-rate mortgage loans in the secondary market. The volume of loans sold during fiscal 2006 increased by approximately $535,000, or 5.1%, from fiscal 2005. The portfolio of loans secured by one- to four-family residential real estate increased by $3.6 million to $64.8 million at June 30, 2006. Loans secured by nonresidential real estate and land totaled $48.3 million at June 30, 2006, compared to $42.8 million at June 30, 2005. Commercial loans totaled $16.7 million at June 30, 2006, unchanged from the June 30, 2005 total.

The allowance for loan losses totaled $752,000 and $766,000 at June 30, 2006 and 2005, respectively, which represented .51% and .57% of total loans and 59.2% and 63.0% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans amounted to $1.3 million and $1.2 million at June 30, 2006 and 2005, respectively. Management believes that the Bank's nonperforming and impaired loans at June 30, 2006 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2006, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $121.9 million at June 30, 2006, a $10.4 million, or 9.3%, increase over total deposits at June 30, 2005. This increase resulted primarily from management's efforts to generate deposit growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations.

FHLB advances totaled $18.4 million at June 30, 2006, a $548,000, or 3.1%, increase from June 30, 2005. The increase in FHLB advances was primarily used to fund loan growth.

Shareholders' equity totaled $18.4 million at June 30, 2006, an increase of $925,000, or 5.3% from June 30, 2005 levels. This increase was due primarily to net earnings of $1.4 million, $220,000 of amortization of shares acquired by benefit plans, and $64,000 in proceeds from the exercise of stock options, which were partially offset by dividends paid totaling $561,000 and purchases of treasury shares totaling $64,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

FFD's consolidated net earnings depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

General

FFD's net earnings totaled $1.4 million for the fiscal year ended June 30, 2006, an increase of $266,000 or 24.5% compared to fiscal 2005. The increase in net earnings resulted primarily from a $1.3 million increase in net interest income, which was partially offset by increases of $390,000 in general, administrative and other expense, $149,000 in the provision for losses on loans and $151,000 in the provision for federal income taxes and a $318,000 decrease in other income.

Net Interest Income

Total interest income increased by $2.4 million, or 34.0%, to a total of $9.5 million for the year ended June 30, 2006, compared to $7.1 million for the fiscal year ended June 30, 2005. Interest income on loans increased by $2.3 million, or 33.9%, due primarily to a 102 basis point increase in the average yield, to 6.53% in fiscal 2006, and a $15.7 million, or 12.9%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $1,000, or 2.8%, due primarily to a $188,000, or 22.2%, decrease in the average balance outstanding, which was partially offset by a 106 basis point increase in the average yield earned on such securities, to 5.31% in fiscal 2006. Interest income on investment securities decreased by $19,000 due primarily to a $631,000 decrease in the average balance outstanding, which was partially offset by a 22 basis point increase in the average yield earned on such securities, to 4.39%. Interest income on interest-bearing deposits increased by $156,000, or 84.8% due primarily to a 250 basis point increase in the average yield, which was partially offset by a $565,000, or 7.7%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

Interest expense on deposits increased by $927,000, or 48.4%, for the year ended June 30, 2006, compared to fiscal 2005, due primarily to an increase in the average cost of deposits of 64 basis points to 2.40% and an increase in the average deposit portfolio balance outstanding year to year of $9.8 million, or 9.0%.

Interest expense on borrowings increased by $201,000, or 33.3%, due primarily to a $3.8 million, or 27.4%, increase in the average balance of advances outstanding and a 20 basis point increase in the average cost of such borrowings, to 4.55% in fiscal 2006.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.3 million, or 28.0%, for the fiscal year ended June 30, 2006, compared to fiscal 2005. The interest rate spread was 3.73% for the fiscal year ended June 30, 2006, compared to 3.25% for fiscal 2005, while the net interest margin was 3.94% in fiscal 2006, compared to 3.41% in fiscal 2005.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $160,000 for the year ended June 30, 2006, an increase of $149,000 compared to fiscal 2005. First Federal's fiscal 2006 provision was predicated primarily on growth in the loan portfolio year over year. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $599,000 for the fiscal year ended June 30, 2006, a decrease of $318,000 or 34.7% from fiscal 2005. This decrease resulted primarily from the absence of a $329,000 pre-tax gain recorded in 2005 from the redemption of stock of Intrieve, Incorporated in conjunction with the acquisition of Intrieve by Harland Financial Solutions, Inc., which was partially offset by a $35,000 additional pre-tax gain in fiscal 2006 from hold back payments from the same transaction and a decrease in gain on sale of loans of $37,000, or 16.4%, which were partially offset by a $13,000, or 3.6%, increase in other operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $4.2 million for the fiscal year ended June 30, 2006, an increase of $390,000, or 10.2%, compared to fiscal 2005. The increase resulted from increases of $143,000, or 8.1%, in employee compensation and benefits, $192,000, or 16.3%, in other operating expense, $26,000, or 6.8%, in occupancy and equipment, $22,000, or 7.6%, in data processing and $7,000, or 3.3%, in franchise tax.

The increase in employee compensation and benefits included increases of $168,000 in wages, bonus and related benefit expenses and $3,000 in employee stock ownership and stock option plan expense, which were partially offset by a $31,000 increase in deferred loan origination costs and a decrease of $2,000 in the cost of the recognition and retention plan. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and the adoption of SFAS No. 123(R) in the fourth quarter of fiscal 2006. The increase in deferred loan origination costs was related to the increase in the number of loans originated. The decrease in the cost of recognition and retention plan occurred because benefits have fully vested. The increase in other operating expenses was primarily attributable to costs related to the Corporation's growth year to year, as well as discretionary increases in advertising, increased legal costs associated with the termination of the going private transaction, and increased ATM transactions.

Federal Income Taxes

The provision for federal income taxes totaled $710,000 for the fiscal year ended June 30, 2006, an increase of $151,000, or 27.0%, compared to fiscal 2005. The increase resulted primarily from a $417,000, or 25.3%, increase in earnings before taxes. FFD's effective tax rates were 34.4% and 34.0% for both of the fiscal years ended June 30, 2006 and 2005.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

General

FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2005, an increase of $399,000, or 58.1%, compared to fiscal 2004. The increase in net earnings resulted primarily from a $679,000 increase in net interest income, a $329,000 gain on redemption of securities,. and a $93,000 increase in other operating income, which were partially offset by a $390,000 increase in general, administrative and other expense, a $128,000 decrease in gain on sale of loans, and a $205,000 increase in the provision for federal income tax.

Net Interest Income

Total interest income increased by $713,000, or 11.2%, to a total of $7.1 million for the year ended June 30, 2005, compared to $6.4 million for the fiscal year ended June 30, 2004. Interest income on loans increased by $640,000, or 10.6%, due primarily to a 24 basis point increase in the average yield, to 5.51% in fiscal 2005, and a $6.7 million, or 5.9%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $22,000, or 37.9%, due primarily to a $405,000, or 32.4%, decrease in the average balance outstanding, and a 34 basis point decrease in the average yield earned on such securities, to 4.29% in fiscal 2005. Interest income on investment securities increased by $38,000 due primarily to a 23 basis point increase in the average yield earned on such securities, to 4.17%, and a $725,000 increase in the average balance outstanding. Interest income on interest-bearing deposits increased by $57,000, or 44.9%, due primarily to a 136 basis point increase in the average yield, which was partially offset by a $4.0 million, or 35.1%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

Interest expense on deposits increased by $18,000, or 0.9%, for the year ended June 30, 2005, compared to fiscal 2004, due primarily to a $3.9 million, or 3.8%, increase in the average deposit portfolio balance outstanding year to year, partially offset by a decrease in the average cost of deposits of 5 basis points to 1.76% for fiscal 2005.

Interest expense on borrowings increased by $16,000, or 2.7%, due primarily to a 32 basis point increase in the average cost of such borrowings, to 4.35% in fiscal 2005, partially offset by a $706,000, or 4.8%, decrease in the average balance of advances outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $679,000, or 17.5%, for the fiscal year ended June 30, 2005, compared to fiscal 2004. The interest rate spread amounted to 3.24% for the fiscal year ended June 30, 2005, compared to 2.79% for fiscal 2004, while the net interest margin was 3.41% in fiscal 2005, compared to 2.97% in fiscal 2004.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $11,000 for the year ended June 30, 2005, a decrease

Investing in our community.



We're proud to report that in the 2006 fiscal year, our business loans grew over 9%.

of $14,000, or 56.0%, compared to fiscal 2004. First Federal's fiscal 2005 provision was predicated primarily on industry loss ratio analysis applied to the loan portfolio in accordance with SFAS No. 5 and SFAS No. 114. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $917,000 for the fiscal year ended June 30, 2005, an increase of $301,000 or 48.9% from fiscal 2004. This increase resulted from the gain on redemption of securities and an increase in other operating income, which were partially offset by a $128,000, or 36.2%, decrease in gain on sale of loans. The gain on redemption of securities resulted from a $329,000 pre-tax gain on the sale of Intrieve, Incorporated shares to Harland Financial Solutions. The increase in other operating income of $93,000 consisted primarily of a decrease in the amortization of mortgage servicing rights and increases in miscellaneous operating income.

General, Administrative and Other Expense

General, administrative and other expense totaled $3.8 million for the fiscal year ended June 30, 2005, an increase of $390,000, or 11.4%, compared to fiscal 2004. The increase resulted from increases of $218,000, or 14.2%, in employee compensation and benefits and $177,000, or 17.7%, in other operating expense, which were slightly offset by a $7,000 decrease in occupancy and equipment.

The increase in employee compensation and benefits included increases of $90,000 in wages and related benefit expenses, $50,000 in employee stock ownership and stock option plans, and an $82,000 decrease in deferred loan origination costs, which were slightly offset by a decrease of $4,000 in the cost of the reward and recognition plan. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and increased administrative expense. The reduction in deferred loan origination costs was related to the reduction in the number of loans originated. The decrease in the cost of reward, recognition, and stock option plans occurred because benefits have fully vested or have been forfeited. The remaining $177,000 increase in other operating expenses was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year, including the opening of two new loan production offices.

Federal Income Taxes

The provision for federal income taxes totaled $559,000 for the fiscal year ended June 30, 2005, an increase of $205,000, or 57.9%, compared to fiscal 2004. The increase resulted primarily from a $604,000, or 58.0%, increase in earnings before taxes. The effective tax rates were 34.0% for both of the fiscal years ended June 30, 2005 and 2004.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include non-accruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,								
	2006			2005			2004		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate
Interest-earning assets:									
Loans receivable	$136,953	$8,949	6.53%	$121,282	$6,683	5.51%	$114,573	$6,043	5.27%
Mortgage-backed securities	659	35	5.31	847	36	4.25	1,252	58	4.63
Investment securities	3,441	151	4.39	4,072	170	4.17	3,347	132	3.94
Interest-bearing deposits and other	6,804	340	5.00	7,369	184	2.50	11,360	127	1.12
Total interest-earning assets	147,857	9,475	6.41	133,570	7,073	5.30	130,532	6,360	4.87
Non-interest-earning assets	7,857			6,287			6,220		
Total assets	$155,714			$139,857			$136,752		
Interest-bearing liabilities:									
Deposits	$118,644	2,844	2.40	$108,820	1,917	1.76	$104,872	1,899	1.81
Borrowings	17,683	805	4.55	13,882	604	4.35	14,588	588	4.03
Total interest-bearing liabilities	136,327	3,649	2.68	122,702	2,521	2.05	119,460	2,487	2.08
Non-interest-bearing liabilities	1,512			170			334		
Total liabilities	137,839			122,872			119,794		
Shareholders' equity	17,875			16,985			16,958		
Total liabilities and shareholders' equity	$155,714			$139,857			$136,752		
Net interest income		$5,826			$4,552			$3,873	
Interest rate spread			3.73%			3.25%			2.79%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.94%			3.41%			2.97%
Average interest-earning assets to average interest-bearing liabilities			108.46%			108.86%			109.27%

Investing in our community.

The strategy makes sense for everyone, including our shareholders, with 2006 fiscal year dividends increasing by 8%.



The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2006 vs. 2005 Increase (decrease) due to			2005 vs. 2004 Increase (decrease) due to		
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income attributable to:						
Loans receivable	$929	$1,337	$2,266	$360	$280	$640
Mortgage-backed securities	(9)	8	(1)	(18)	(4)	(22)
Investment securities	(27)	8	(19)	30	8	38
Interest-bearing deposits and other	(15)	171	156	(57)	114	57
Total interest income	878	1,524	2,402	315	398	713
Interest expense attributable to:						
Deposits	185	742	927	71	(53)	18
Borrowings	173	28	201	(29)	45	16
Total interest expense	358	770	1,128	42	(8)	34
Increase in net interest income	$520	$ 754	$1,274	$273	$406	$679

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2006 and 2005, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100, -200, -300 basis points in market interest rates.

June 30, 2006 *(dollars in thousands)*	**Net Interest Income**			**Net Portfolio Value**		
Projected interest rate scenario	**Estimated NII**	**Change from base**	**Percent change from base**	**Estimated value**	**Change from base**	**Percent change from base**
+300	$7,086	$ 663	10.32%	$21,531	$ (22)	(0.10)%
+200	6,956	532	8.28	21,767	214	0.99
+100	6,740	316	4.92	21,890	337	1.56
Base	6,424	-	-	21,553	-	-
-100	6,143	(281)	(4.37)	21,778	225	1.04
-200	5,799	(624)	(9.71)	21,418	(135)	(0.63)
-300	5,326	(1,098)	(17.09)	20,710	(843)	(3.91)

June 30, 2005	Net Interest Income			Net Portfolio Value		
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base
+300	$6,218	$1,168	23.13%	$22,827	$3,125	15.86%
+200	5,917	867	17.17	22,107	2,406	12.21
+100	5,508	458	9.08	21,102	1,401	7.11
Base	5,050	-	-	19,702	-	-
-100	4,575	(475)	(9.41)	18,003	(1,699)	(8.62)
-200	3,911	(1,139)	(22.55)	16,008	(3,694)	(18.75)
-300	3,239	(1,811)	(35.86)	14,003	(5,699)	(28.93)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

Liquidity and Capital Resources

First Federal's principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2006, First Federal had commitments to originate loans, including unused lines of credit, totaling $31.4 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2006, 2005 and 2004:

	Year ended June 30,		
(In thousands)	2006	2005	2004
Net earnings	$ 1,352	$ 1,086	$ 687
Adjustments to reconcile net earnings to net cash from operating activities	4,200	3,630	1,621
Net cash from operating activities	5,552	4,716	2,308
Net cash used in investing activities	(16,059)	(18,386)	(2,645)
Net cash from (used in) financing activities	10,414	10,635	(1,086)
Net change in cash and cash equivalents	(93)	(3,035)	(1,423)
Cash and cash equivalents at beginning of year	7,785	10,820	12,243
Cash and cash equivalents at end of year	$ 7,692	$ 7,785	$10,820

The following table sets forth information regarding the Bank's obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2006:

Payments due by period *(In thousands)*	**Less than 1 year**	**1-2 years**	**2-3 years**	**3-4 years**	**More than 4 years**	**Total**
Contractual obligations:						
Advances from the Federal Home Loan Bank	$ 7,500	$ 5,315	$ 1,176	$2,500	$1,937	$ 18,428
Certificates of deposit	33,183	17,347	9,904	1,391	447	62,272
Amount of commitments expiring per period						
Commitments to originate loans:						
Overdraft lines of credit	901	-	-	-	-	901
Home equity lines of credit	14,205	-	-	-	-	14,205
Commercial lines of credit	10,917	-	-	-	-	10,917
One- to four-family and multi-family loans	2,402	-	-	-	-	2,402
Non-residential real estate and land loans	2,974	-	-	-	-	2,974
Non-mortgage loans	130	-	-	-	-	130
Standby letters of credit	852	-	-	-	-	852
Total contractual obligations	$73,064	$22,662	$11,080	$3,891	$2,384	$113,081

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $752,000 at June 30, 2006.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2006. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2006:

	Regulatory capital		Current requirement		Excess over current requirement	
(Dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Tangible capital	$17,677	10.9%	$2,423	1.5%	$15,254	9.4%
Core capital	$17,677	10.9%	$6,462	4.0%	$11,215	6.9%
Risk-based capital	$18,429	14.6%	$10,098	8.0%	$8,331	6.6%

This Page Has Been Intentionally Left Blank

FFD Financial Corporation, June 30, 2006, 2005 and 2004

CONTENTS

This Page Has Been Intentionally Left Blank

Grant Thornton

Accountants/Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Report of Independent Registered Public Accounting Firm

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2006 and 2005, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note A-11, the Corporation adopted the provisions of SFAS No. 123(R) "Share-Based Payment" during the year ended June 30, 2006

Grant Thornton LLP

Cincinnati, Ohio
September 5, 2006

FFD Financial Corporation—Consolidated Statements of Financial Condition

June 30, 2006 and 2005
(In thousands, except share data)

The Accompanying Notes
Are An Intregal Part of These Statements

	2006	2005
Assets		
Cash and due from banks	$ 1,404	$ 2,113
Interest-bearing deposits in other financial institutions	6,288	5,672
Cash and cash equivalents	7,692	7,785
Investment securities designated as available for sale - at market	3,353	3,485
Mortgage-backed securities designated as available for sale - at market	431	500
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $131 and $225 as of June 30, 2006 and 2005, respectively	130	220
Loans receivable - net	143,642	131,168
Loans held for sale - at lower of cost or market	914	325
Office premises and equipment - at depreciated cost	1,970	2,031
Stock in Federal Home Loan Bank - at cost	2,260	2,140
Accrued interest receivable	571	450
Prepaid expenses and other assets	270	239
Prepaid federal income taxes	-	252
Total assets	$161,233	$148,595
Liabilities and Shareholders' Equity		
Deposits	$121,919	$111,495
Advances from the Federal Home Loan Bank	18,428	17,880
Accrued interest payable	173	155
Other liabilities	1,551	1,385
Accrued federal income taxes	537	-
Deferred federal income taxes	262	242
Total liabilities	142,870	131,157
Commitments	-	-
Shareholders' equity		
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	8,108	7,987
Retained earnings - restricted	13,745	12,954
Accumulated comprehensive loss; unrealized losses on securities designated as available for sale, net of related tax effects	(95)	(9)
Shares acquired by stock benefit plans	(225)	(334)
Less 262,497 and 264,773 treasury shares at June 30, 2006 and 2005, respectively - at cost	(3,170)	(3,160)
Total shareholders' equity	18,363	17,438
Total liabilities and shareholders' equity	$161,233	$148,595

Years ended June 30, 2006, 2005 and 2004
(In thousands, except per share data)

The Accompanying Notes Are An Intregal Part of These Statements

	2006	2005	2004
Interest income			
Loans	$8,949	$6,683	$6,043
Mortgage-backed securities	35	36	58
Investment securities	151	170	132
Interest-bearing deposits and other	340	184	127
Total interest income	9,475	7,073	6,360
Interest expense			
Deposits	2,844	1,917	1,899
Borrowings	805	604	588
Total interest expense	3,649	2,521	2,487
Net interest income	5,826	4,552	3,873
Provision for losses on loans	160	11	25
Net interest income after provision for losses on loans	5,666	4,541	3,848
Other income			
Gain on sale of loans	189	226	354
Loss on sale of real estate acquired through foreclosure	-	-	(7)
Gain on redemption of securities	35	329	-
Other operating	375	362	269
Total other income	599	917	616
General, administrative and other expense			
Employee compensation and benefits	1,898	1,755	1,537
Occupancy and equipment	410	384	391
Franchise taxes	216	209	210
Data processing	310	288	285
Other operating	1,369	1,177	1,000
Total general, administrative and other expense	4,203	3,813	3,423
Earnings before income taxes	2,062	1,645	1,041
Federal income taxes			
Current	644	569	311
Deferred	66	(10)	43
Total federal income taxes	710	559	354
NET EARNINGS	$1,352	$1,086	$ 687
EARNINGS PER SHARE			
Basic	$1.15	$.94	$.59
Diluted	$1.13	$.92	$.58

FFD Financial Corporation—Consolidated Statements of Comprehensive Income

Year ended June 30, 2006, 2005 and 2004

(In thousands)

The Accompanying Notes
Are An Intregal Part of These Statements

	2006	2005	2004
Net earnings	$1,352	$1,086	$687
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(44), $29 and $(38) in 2006, 2005 and 2004, respectively	(86)	57	(74)
Comprehensive income	$1,266	$1,143	$613
Accumulated comprehensive loss	$ (95)	$ (9)	$(66)

FFD Financial Corporation—Consolidated Statements of Shareholders' Equity

For the years ended
June 30, 2006, 2005 and 2004
(In thousands, except per share data)

The Accompanying Notes Are An Intregal Part of These Statements

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) On Securities Designated As Available For Sale	Shares Acquired By Stock Benefit Plans	Treasury Shares-At Cost	Total
Balance at July 1, 2003	$ -	$7,889	$12,202	$ 8	$(559)	$(2,622)	$16,918
Net earnings for the year ended June 30, 2004	-	-	687	-	-	-	687
Purchase of treasury shares	-	-	-	-		(769)	(769)
Amortization expense of stock benefit plans	-	51	-	-	115	-	166
Unrealized losses on securities designated as available for sale, net of related tax benefits	-	-	-	(74)	-	-	(74)
Exercise of stock options	-	(30)		-	-	344	314
Dividends of $.415 per share	-	-	(504)	-	-	-	(504)
Balance at June 30, 2004	-	7,910	12,385	(66)	(444)	(3,047)	16,738
Net earnings for the year ended June 30, 2005	-	-	1,086	-	-	-	1,086
Purchase of treasury shares	-	-	-	-	-	(411)	(411)
Amortization expense of stock benefit plans	-	72	-	-	110	-	182
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	57	-	-	57
Exercise of stock options	-	5	-	-	-	298	303
Dividends of $.435 per share	-	-	(517)	-	-	-	(517)
Balance at June 30, 2005	-	7,987	12,954	(9)	(334)	(3,160)	17,438
Net earnings for the year ended June 30, 2006	-	-	1,352	-	-	-	1,352
Purchase of treasury shares	-	-	-	-	-	(64)	(64)
Amortization expense of stock benefit plans	-	111	-	-	109	-	220
Unrealized losses on securities designated as available for sale, net of related tax benefits	-	-	-	(86)	-	-	(86)
Exercise of stock options	-	10	-	-	-	54	64
Dividends of $.47 per share	-	-	(561)	-	-	-	(561)
Balance at June 30, 2006	$ -	$8,108	$13,745	$ (95)	$(225)	$(3,170)	$18,363

FFD Financial Corporation—Consolidated Statements of Cash Flows

Years ended June 30, 2006, 2005 and 2004 *(In thousands)*

The Accompanying Notes Are An Intregal Part of These Statements

	2006	2005	2004
Cash flows from operating activities:			
Net earnings for the year	$ 1,352	$ 1,086	$ 687
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Amortization of premiums and discounts on investments and mortgage-backed securities - net	1	-	5
Amortization of deferred loan origination costs	51	48	39
Depreciation and amortization	159	175	187
Gain on redemption of investment securities	(35)	(329)	-
Provision for losses on loans	160	11	25
Gain on sale of loans	(69)	(65)	(62)
Loans originated for sale	(11,542)	(10,530)	(28,202)
Proceeds from sale of mortgage loans in the secondary market	11,022	10,487	29,814
Proceeds from sale of loans to other financial institutions	3,469	2,921	-
Loss on sale of real estate acquired through foreclosure	-	-	7
Amortization expense of stock benefit plans	220	182	166
Federal Home Loan Bank stock dividends	(120)	(93)	(80)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	(121)	(69)	5
Prepaid expenses and other assets	(31)	21	(24)
Other liabilities	166	666	(216)
Accrued interest payable	18	58	1
Federal income taxes			
Current	786	157	(87)
Deferred	66	(10)	43
Net cash provided by operating activities	5,552	4,716	2,308
Cash flows used in investing activities:			
Purchase of investment securities designated as available for sale	-	-	(5,500)
Proceeds from maturity of investment securities	-	1,000	2,500
Proceeds from redemption of investment securities	35	344	-
Principal repayments on mortgage-backed securities	158	308	442
Loan principal repayments	49,200	36,188	41,633
Loan disbursements	(65,354)	(56,048)	(41,639)
Purchase of office premises and equipment	(98)	(178)	(81)
Net cash used in investing activities	(16,059)	(18,386)	(2,645)
Net cash used in operating and investing activities (subtotal carried forward)	(10,507)	(13,670)	(337)

Years ended June 30, 2006, 2005 and 2004
(In thousands)

The Accompanying Notes Are An Intregal Part of These Statements

	2006	2005	2004
Net cash used in operating and investing activities (subtotal brought forward)	$(10,507)	$(13,670)	$ (337)
Cash flows provided by (used in) financing activities:			
Net increase in deposit accounts	10,424	6,049	1,095
Proceeds from Federal Home Loan Bank advances	27,000	10,495	1,525
Repayments of Federal Home Loan Bank advances	(26,452)	(5,284)	(2,747)
Tax benefit of stock options exercised	3	36	32
Proceeds from exercise of stock options	64	267	282
Purchase of treasury shares	(64)	(411)	(769)
Cash dividends paid on common stock	(561)	(517)	(504)
Net cash provided by (used in) financing activities	10,414	10,635	(1,086)
Net decrease in cash and cash equivalents	(93)	(3,035)	(1,423)
Cash and cash equivalents at beginning of year	7,785	10,820	12,243
Cash and cash equivalents at end of year	$ 7,692	$ 7,785	$10,820
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 85	$ 376	$ 390
Interest on deposits and borrowings	$ 3,631	$ 2,463	$ 2,486
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of applicable tax effects	$ (86)	$ 57	$ (74)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 120	$ 161	$ 292
Loans originated upon sale of real estate acquired through foreclosure	$ -	$ -	$ 147

Summary of Significant Accounting Policies

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists primarily of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

A summary of significant accounting policies which, with the exception of the policy described in Note A-11, have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank, and Dover Service Corporation ("Dover Service"), the Bank's wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities and Mortgage-backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

In addition to investment securities, Dover Service was incorporated for the primary purpose of holding shares in the Bank's data processing provider, Intrieve Incorporated ("Intrieve"). In fiscal 2005, Intrieve was acquired by Harland Financial Solutions. As a result, Dover received cash consideration of approximately $344,000 for its shares of Intrieve, Inc. resulting in a pretax gain on redemption totaling $329,000. In fiscal 2006, the Corporation received an additional $35,000 of contingent consideration related to the sale transaction.

3. Loans Receivable

Loans are stated at the principal balance outstanding, increased by net deferred loan origination costs and reduced by the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination costs (fees) are added (deducted) from the principal balance of the related loan. At both June 30, 2006 and 2005, loans held for sale were carried at cost.

The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

Capitalized mortgage servicing rights and capitalized excess servicing receivables are required to be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights totaling approximately $128,000, $108,000 and $175,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. At June 30, 2006 and 2005, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value totaled $679,000 and $687,000, respectively.

4. Loan Origination Fees

The Bank accounts for loan origination fees and costs in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, which are principally actual personnel costs. Fees received for

Note A

loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Bank's impaired loan information is as follows at June 30: *(In thousands)*

	2006	2005
Impaired loans with related allowance	$692	$266
Impaired loans with no related allowance	196	707
Total impaired loans	$888	$973

Note A

The Bank's average balance of impaired loans totaled $915,000, $914,000 and $929,000 for fiscal 2006, 2005 and 2004, respectively. Interest income recognized on impaired loans totaled $60,000, $50,000 and $49,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. The Bank allocated $104,000 and $197,000 of its general loan loss allowance to impaired loans at June 30, 2006 and 2005, respectively. During fiscal 2006, the Bank recorded a provision of $34,000 related to losses on impaired loans and recorded charge-offs of $127,000 relating to impaired loans.

6. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to range from twenty and thirty years for buildings, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

8. Federal Income Taxes

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, mortgage servicing rights, general loan loss allowances and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. Benefit Plans

The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The

Note A

Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense related to the ESOP totaled approximately $244,000, $202,000 and $191,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Additionally, the Bank has adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank had previously awarded 30,871 shares under the RRP which vested over a five year period. RRP expense totaled $1,000, $3,000 and $7,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

10. Earnings Per Share

Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 13,183, 26,339 and 39,513 unallocated shares held by the ESOP for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

	2006	2005	2004
Weighted-average common shares outstanding (basic)	1,172,109	1,153,561	1,162,085
Dilutive effect of assumed exercise of stock options	24,859	20,464	29,016
Weighted-average common shares outstanding (diluted)	1,196,968	1,174,025	1,191,101

11. Stock Option Plan

The FFD Financial Corporation 1996 Stock Option and Incentive Plan, as amended, (the "Plan") provided for the issuance of 169,838 adjusted shares of authorized but unissued shares of common stock.

Prior to fiscal 2006, the Corporation had accounted for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award. Compensation was then recognized over the service period, which was usually the vesting period. Alternatively, SFAS No. 123 permitted entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continued to account for stock options using APB Opinion No. 25 were required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2005 and 2004, would have been reduced to the pro forma amounts indicated below:

(In thousands)		2005	2004
Net earnings	As reported	$1,086	$687
	Pro-forma	$1,062	$654
Earnings per share Basic	As reported	$.94	$.59
	Pro-forma	$.92	$.56
Diluted	As reported	$.92	$.58
	Pro-forma	$.90	$.55

In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision to SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R) "Share Based Payment", requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

During the fourth quarter of fiscal 2006, the Corporation adopted SFAS No. 123(R), accelerated the vesting period for all unvested options, and recognized total pre-tax compensation expense of $30,000 ($27,000 after-tax). The adoption of SFAS No. 123(R) had a negative $.02 per share difference on reported basic and diluted earnings per share for fiscal 2006.

Note A

Excess tax benefits, as defined by SFAS No. 123(R), will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid-in capital to which it can be offset.

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. The fair value of modification grants in fiscal 2006 is based on the fair value of the original grant which exceeded the fair value at modification. No options were granted in fiscal 2005.

The following weighted-average assumptions were used for grants in fiscal 2004: dividend yield of 3.0%; expected volatility of 38.2% ; a risk-free interest rate of 4.3%, respectively, and an expected life of ten years.

A summary of the status of the Plan as of June 30, 2006, 2005 and 2004, and changes during the years then ended are presented below:

	2006		2005		2004	
	Weighted-average exercise		Weighted-average exercise		Weighted-average exercise	
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	60,618	$10.17	89,998	$ 9.84	115,183	$ 9.47
Granted	8,958	10.11	-	-	4,500	14.87
Exercised	(5,997)	10.71	(29,305)	9.15	(28,365)	9.15
Forfeited	(8,958)	(10.11)	(75)	12.48	(1,320)	9.54
Outstanding at end of year	54,621	$10.11	60,618	$10.17	89,998	$ 9.84
Options exercisable at year-end	54,621	$10.11	46,831	$ 9.66	68,755	$ 9.33
Weighted-average fair value of options granted during the year		$4.04		N/A		$ 4.36

The following information applies to options outstanding at June 30, 2006:

Number outstanding	43,621
Range of exercise prices	$8.38 - $10.10
Number outstanding	11,000
Range of exercise prices	$12.00 - $14.88
Weighted-average exercise price	$10.11
Weighted-average remaining contractual life in years	3.7 years

Note A

12. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

At June 30, 2006 and 2005, compensating balance restrictions related to cash and cash equivalents was approximately $430,000 and $560,000, respectively.

13. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2006 and 2005:

Cash and cash equivalents

The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities

For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable

The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values.

Federal Home Loan Bank stock

The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits

The fair value of NOW accounts, passbook accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank

The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit

For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at June 30, 2006 and 2005 was not material.

Note A

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2006 and 2005 were as follows:

(In thousands)	2006 Carrying Value	2006 Estimated Fair Value	2005 Carrying Value	2005 Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 7,692	$ 7,692	$ 7,785	$ 7,785
Investment securities	3,353	3,353	3,485	3,485
Mortgage-backed securities	561	562	720	725
Loans receivable	144,556	142,468	131,493	129,109
Federal Home Loan Bank stock	2,260	2,260	2,140	2,140
	$158,442	$156,335	$145,623	$143,244
Financial liabilities				
Deposits	$121,919	$115,911	$111,495	$106,605
Advances from the Federal Home Loan Bank	18,428	18,100	17,880	18,003
	$140,347	$134,011	$129,375	$124,608

14. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2006, 2005 and 2004 was $166,000, $122,000 and $99,000, respectively.

15. Investments in Federal Home Loan Bank Stock

The Bank is required as a condition of membership in the Federal Home Loan Bank of Cincinnati ("FHLB") to maintain an investment in FHLB common stock. The stock is redeemable at par and, therefore, its cost is equivalent to its redemption value. The Bank's ability to redeem FHLB shares is dependent on the redemption practices of the FHLB. At June 30, 2006, the FHLB placed no restrictions on redemption of shares in excess of a member's required investment in the stock.

16. Effects of Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140," to simplify the accounting for separately recognized servicing assets and servicing liabilities. Specifically, SFAS No. 156 amends SFAS No. 140 to require an entity to take the following steps:

- Separately recognize financial assets as servicing assets or servicing liabilities, each time it under takes an obligation to service a financial asset by entering into certain kinds of servicing contracts;
- Initially measure all separately recognized servicing assets and liabilities at fair value, if practicable; and
- Separately present servicing assets and liabilities subsequently measured at fair value in the statement of financial condition and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Additionally, SFAS No. 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 also permits a servicer that uses derivative financial instruments to offset risks on servicing to use fair value measurement when reporting both the derivative financial instrument and related servicing asset or liability.

SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued by the Corporation after July 1, 2008, with earlier application permitted. The Corporation is currently evaluating the impact of SFAS No. 156. Based on preliminary assessments, management does not believe adoption of SFAS No. 156 will have a material adverse effect on the Corporation's financial condition and results of operations.

17. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 consolidated financial statement presentation.

Note A

Investments and Mortgage-Backed Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2006 and 2005, are as follows:

June 30, 2006: *(In thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
U.S. Government agency obligations	$3,500	$ -	$ 147	$3,353

June 30, 2005: *(In thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
U.S. Government agency obligations	$3,500	$ -	$ 15	$3,485

The U. S. Government agency obligations designated as available for sale at June 30, 2006 and 2005, are scheduled to mature in fiscal 2014 and thereafter.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2006 and 2005, are shown below:

2006: *(In thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$113	$ 1	$ -	$114
Government National Mortgage Association participation certificates	17	-	-	17
Total mortgage-backed securities held to maturity	130	1	-	131
Available for sale:				
Federal National Mortgage Association participation certificates	341	2	-	343
Government National Mortgage Association participation certificates	88	-	-	88
Total mortgage-backed securities available for sale	429	2	-	431
Total mortgage-backed securities	$559	$ 3	$ -	$562

Note B

2005: *(In thousands)*	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 184	$ 3	$ -	$ 187
Government National Mortgage Association participation certificates	36	2	-	38
Total mortgage-backed securities held to maturity	220	5	-	225
Available for sale:				
Federal National Mortgage Association participation certificates	380	-	-	380
Government National Mortgage Association participation certificates	120	-	-	120
Total mortgage-backed securities available for sale	500	-	-	500
Total mortgage-backed securities	$720	$ 5	$ -	$725

The tables below indicate the length of time individual securities had been in a continuous unrealized loss position at June 30, 2006 and 2005.

	June 30, 2006					
	Less Than 12 Months		12 – 24 Months		Total	
Description of Securities *(Dollars in thousands)*	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Government agency obligations	$-	$ -	$3,353	$147	$3,353	$ 147

	June 30, 2005					
	Less Than 12 Months		12 – 24 Months		Total	
Description of Securities *(Dollars in thousands)*	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Government agency obligations	$3,485	$15	$ -	$ -	$3,485	$15

Management has the intent to hold these securities for the foreseeable future and the declines in the fair value are primarily due to continuing increases in market interest rates. The fair values are expected to recover as securities approach the maturity date.

The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2006, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

(In thousands)	Amortized cost
Due within five years	$31
Due within five to ten years	11
Due after ten years	517
Total	$559

Mortgage-backed securities and investment securities totaling $2.9 million were pledged to secure public deposits at both June 30, 2006 and 2005.

Loans Receivable

The composition of the loan portfolio at June 30, 2006 and 2005 was as follows:

(In thousands)	2006	2005
Residential real estate		
One- to four-family	$ 64,781	$ 61,157
Multi-family	10,120	9,082
Nonresidential real estate and land	48,337	42,763
Commercial loans - secured	16,408	16,388
Commercial loans - unsecured	273	279
Consumer and other loans	5,969	4,896
Deferred loan origination costs	153	139
	146,041	134,704
Less:		
Undisbursed portion of loans in process	1,647	2,770
Allowance for loan losses	752	766
	$143,642	$131,168

The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $73.3 million, or 51%, of the total loan portfolio at June 30, 2006, and approximately $67.5 million, or 51% of the total loan portfolio at June 30, 2005,. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management believes that real estate values in the Bank's primary lending areas are presently stable.

As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $77.2 million and $74.9 million at June 30, 2006 and 2005, respectively.

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are made on market terms, are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2 million at both June 30, 2006 and 2005.

Allowance for Loan Losses

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2006, 2005 and 2004:

(In thousands)	2006	2005	2004
Beginning balance	$766	$779	$818
Provision for losses on loans	160	11	25
Loan charge-offs	(174)	(24)	(64)
Ending balance	$752	$766	$779

As of June 30, 2006, the Bank's allowance for loan losses was primarily comprised of a general loan loss allowance which is includible as a component of regulatory risk-based capital.

Nonperforming and impaired loans totaled $1.3 million, $1.2 million, and $1.1 million, respectively at June 30, 2006, 2005 and 2004. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $46,000, $37,000 and $49,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Note D

Office Premises and Equipment

Office premises and equipment at June 30, 2006 and 2005 is comprised of the following:

(In thousands)	2006	2005
Land	$ 488	$ 488
Buildings and improvements	1,533	1,518
Furniture and equipment	1,139	1,148
	3,160	3,154
Less accumulated depreciation and amortization	1,190	1,123
	$1,970	$2,031

Note E

Deposits consist of the following major classifications at June 30, 2006 and 2005:

	2006		2005	
Deposit Type and Weighted-Average Interest Rate *(Dollars in thousands)*	**Amount**	**%**	**Amount**	**%**
Demand deposit accounts	$10,114	8.3%	$ 9,386	8.4%
NOW accounts				
2006 - 0.84%	16,546	13.5		
2005 - 0.38%			13,998	12.6
Passbook				
2006 - 1.16%	32,987	27.1		
2005 - 1.14%			32,253	28.9
Total demand, transaction and passbook deposits	59,647	48.9	55,637	49.9
Certificates of deposit				
Original maturities of:				
Less than 12 months				
2006 - 4.30%	3,522	2.9		
2005 - 2.28%			1,885	1.7
12 months to 29 months				
2006 - 3.91%	21,443	17.6		
2005 - 2.75%			17,532	15.7
30 months to 47 months				
2006 - 4.05%	10,750	8.8		
2005 - 3.99%			13,343	12.0
48 months to 60 months				
2006 - 3.88%	4,177	3.4		
2005 - 3.81%			3,915	3.5
Balances in excess of $100,000				
2006 - 4.21%	14,757	12.1		
2005 - 3.37%			12,562	11.3
Individual retirement accounts				
2006 - 3.94%	7,623	6.3		
2005 - 3.21%			6,621	5.9
Total certificates of deposit	62,272	51.1	55,858	50.17
Total deposit accounts	$121,919	100.0%	$111,495	100.0%

Deposits

Interest expense on deposits for the years ended June 30, 2006, 2005 and 2004 is summarized as follows:

(In thousands)	2006	2005	2004
Passbook	$ 592	$ 316	$ 300
NOW accounts	79	33	20
Certificates of deposit	2,173	1,568	1,579
	$2,844	$1,917	$1,899

Maturities of outstanding certificates of deposit at June 30, 2006 and 2005 are summarized as follows:

(In thousands)	2006	2005
Less than one year	$33,183	$27,831
One year to two years	17,347	14,711
Two years to three years	9,904	9,889
Three years to four years	1,391	2,262
More than four years	447	1,165
	$62,272	$55,858

Note F

At June 30, 2006 and 2005, FFD had $16.4 million and $13.7 million, respectively, in certificates of deposit with balances greater than $100,000.

Advances from the Federal Home Loan Bank

Advances from the Federal Home Loan Bank, collateralized at June 30, 2006 and 2005, by a pledge of certain residential mortgage loans totaling $23.1 million and $22.4 million, respectively, and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

(Dollars In thousands)	Maturing in Year Ending June 30,	2006	2005
Interest Rate			
3.53%	2006	$ -	$ 2,000
3.35%-5.43%	2007	7,500	1,500
5.06%-5.65%	2009	5,315	5,424
3.23%-4.89%	2010	1,176	1,285
3.26%-4.75%	2011	2,500	5,500
4.43%-6.1%	2014	704	775
4.06%-4.63%	After 2014	1,233	1,396
		$18,428	$17,880
Weighted-average interest rate		5.22%	4.32%

Note G

Other Borrowings

During fiscal 2006, the Corporation negotiated a $2.5 million line of credit with another financial institution. The line, when drawn upon, will be collateralized by the Bank's common stock held by the Corporation. The Corporation had not drawn upon this line of credit as of June 30, 2006.

Note H

Federal Income Taxes

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2006, 2005 and 2004 as follows:

(Dollars in thousands)	2006	2005	2004
Federal income taxes at statutory rate	$701	$559	$354
Increase in taxes resulting primarily from:			
Other	9	-	-
Federal income taxes per consolidated financial statements	$710	$559	$354
Effective tax rate	34.4%	34.0%	34.0%

The composition of the Corporation's net deferred tax liability at June 30, 2006 and 2005 is as follows:

(In thousands)	2006	2005
Taxes (payable) refundable on temporary differences at statutory rate:		
Deferred tax assets:		
Retirement expense	$ 115	$ 106
General loan loss allowance	256	261
Unrealized loss on securities designated as available for sale	49	5
Other	6	17
Deferred tax assets	426	389
Deferred tax liabilities:		
Deferred loan origination costs	(52)	(56)
Federal Home Loan Bank stock dividends	(383)	(342)
Difference between book and tax depreciation	(22)	-
Mortgage servicing rights	(231)	(233)
Deferred tax liabilities	(688)	(631)
Net deferred tax liability	$(262)	$(242)

Note I

Federal Income Taxes

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2006, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2006.

Note I

Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policiesand collateral requirements in issuing commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2006, the Bank had outstanding commitments to originate loans, including loans-in-process, of approximately $5.5 million. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $14.2 million, unused lines of credit under commercial loans of $10.9 million and overdraft lines of credit totaling $901,000. In addition, the Bank has $852,000 in outstanding standby letters of credit which are fully collateralized. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2006, such commitments were underwritten in accordance with normal underwriting policies, and will be funded from normal cash flow from operations and excess liquidity.

At June 30, 2006, the Bank had no outstanding commitments to purchase loans and outstanding commitments to sell $914,000 of loans.

The Corporation has entered into lease agreements during the current fiscal year for office premises under operating leases which expire at various dates through the fiscal year ended June 30, 2008. The following table summarizes minimum annual payments due under lease agreements by year:

Year ending June 30,	*(In thousands)*
2006	$20
2007	18
2008	13
	$51

Note J

Commitments

Rental expense under operating leases totaled approximately $26,000 and $5,000 for the years ended June 30, 2006 and 2005, respectively. There was no rent expense for the year ended June 30, 2004.

Regulatory Capital

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2006, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

Note K

Regulatory Capital

As of June 30, 2006 and 2005, management believes that the Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2006 *(Dollars in thousands)*

	Actual		For Capital Adequacy Purposes		To Be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$17,677	10.9%	≥ $2,423	≥ 1.5%	≥ $8,077	≥ 5.0%
Core capital	$17,677	10.9%	≥ $6,462	≥ 4.0%	≥ $9,693	≥ 6.0%
Risk-based capital	$18,429	14.6%	≥ $10,098	≥ 8.0%	≥ $12,623	≥ 10.0%

As of June 30, 2005 *(Dollars in thousands)*

	Actual		For Capital Adequacy Purposes		To Be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$16,471	11.1%	≥ $2,225	≥ 1.5%	≥ $7,418	≥ 5.0%
Core capital	$16,471	11.1%	≥ $5,934	≥ 4.0%	≥ $8,901	≥ 6.0%
Risk-based capital	$17,036	14.8%	≥ $9,222	≥ 8.0%	≥ $11,527	≥ 10.0%

The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004.

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF FINANCIAL CONDITION
June 30, 2006 and 2005
(In thousands)

ASSETS	2006	2005
Cash and due from banks	$ 200	$ 167
Loan receivable from ESOP	143	278
Investment in First Federal Community Bank	17,650	16,531
Accrued interest receivable	1	3
Prepaid federal income taxes	359	445
Prepaid expenses and other assets	10	14
Total assets	$18,363	$17,438
SHAREHLDERS' EQUITY		
Common stock and additional paid-in capital	$ 8,108	$ 7,987
Retained earnings	13,745	12,954
Unrealized losses on securities designated as available for sale, net of related tax effects	(95)	(9)
Shares acquired by stock benefit plans	(225)	(334)
Treasury shares - at cost	(3,170)	(3,160)
Total shareholders' equity	$18,363	$17,438

FFD FINANCIAL CORPORATION
CONDENSED STATEMENTS OF EARNINGS
Years ended June 30, 2006, 2005 and 2004
(In thousands)

	2006	2005	2004
Revenue			
Interest income	$ 9	$ 7	$ 6
Equity in earnings of subsidiary	1,570	1,228	813
Total revenue	1,579	1,235	819
General and administrative expenses	330	223	197
Earnings before income tax credits	1,249	1,012	622
Federal income tax credits	(103)	(74)	(65)
NET EARNINGS	$1,352	$1,086	$687

FFD FINANCIAL CORPORATION CONDENSED STATEMENTS OF CASH FLOWS

Years ended June 30, 2006, 2005 and 2004
(In thousands)

	2006	2005	2004
Cash provided by (used in) operating activities:			
Net earnings for the year	$1,352	$1,086	$687
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary	(985)	(466)	(86)
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	6	52	32
Prepaid federal income taxes	86	(73)	(97)
Net cash provided by operating activities	459	599	536
Cash flows provided by investing activities:			
Proceeds from repayment of loan to ESOP	135	126	119
Cash flows used in financing activities:			
Proceeds from exercise of stock options	64	267	314
Treasury shares	(64)	(411)	(769)
Cash dividends paid on common stock	(561)	(517)	(504)
Net cash used in financing activities	(561)	(661)	(959)
Net increase (decrease) in cash and cash equivalents	33	64	(304)
Cash and cash equivalents at beginning of year	167	103	407
Cash and cash equivalents at end of year	$ 200	$ 167	$103

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At June 30, 2006, the Bank was able to dividend approximately $1.5 million to the Corporation without prior OTS approval.

Board of Directors of FFD Financial Corporation and First Federal Community Bank

Richard A. Brinkman Jr.
Chief Executive Officer
AAA of Tuscarawas County

Stephen G. Clinton
President
Capital Market Securities

Leonard L. Gundy
President
Benchmark Construction, Inc.

Enos L. Loader
Chairman of the Board
Retired Senior Bank Officer

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

Director Emeritus FFD Financial Corporation and First Federal Community Bank

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Richard J. Herzig
Chairman—Retired
Toland-Herzig Funeral Homes, Inc.

Roy O. Mitchell, Jr.
Managing Officer—Retired
First Federal Community Bank

Executive Officers of FFD Financial Corporation

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President,
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary



Board of Directors (left to right): E. Loader, R. Sensel, L. Gundy, R. Brinkman, Jr., S Clinton.

Executive Officers of First Federal Community Bank

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

Other Officers of First Federal Community Bank

Michele L. Larkin
Vice President

Mary M. Mitchell
Banking Officer

Shareholder Services

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Annual Meeting

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 17, 2006, at 1:00 p.m., local time, at the McDonald Marlite Conference Center, 143 McDonald Drive S.W., New Philadelphia, Ohio 44663. Shareholders are cordially invited to attend.

Annual Report on Form 10-KSB

A copy of FFD's Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

Investing in our community...

It's not just a slogan, it's the way we do business at First Federal Community Bank.

In addition to providing a wide array of financial services, the people at First Federal invest in our community through their involvement and support of many organizations, projects and initiatives.

First Federal team members have held leadership and volunteer roles in the following organizations:

American Red Cross, Muskingum Lakes Chapter, Board of Directors
Coshocton County Chamber of Commerce
Dover Public Library Board of Directors
Dover Rotary Club
East Central Ohio Building Industry Association
Holmes County Chamber of Commerce
Kent State University Tuscarawas Campus Board
Leadership Tuscarawas
Main Street New Philadelphia
Muskingum College Board of Trustees
New Philadelphia Kiwanis Club
New Philadelphia Rotary Club
Ohio Bankers League Board of Directors
Ohio Small Business Development Center Advisory Board
Sugarcreek Business Association
Tuscarawas AAA Board of Directors
Tuscarawas Center for the Arts
Tuscarawas County Board of Realtors
Tuscarawas County Chamber of Commerce
Tuscarawas County CIC Board of Trustees
Tuscarawas County Port Authority Business Incubator Board
Tuscarawas County Rainbow Connection Board of Directors
United Way of Tuscarawas County Board of Trustees
Union Hospital Development and Community Relations Committee

First Federal team members contributed $12,042 in employee donations and funds raised for:

American Cancer Society
American Red Cross
Big Brothers Big Sisters
COMPASS
Dress a Child
Harbor House, Tuscarawas County
Hospice of Tuscarawas County
Hurricane Katrina Relief Fund
Leadership Tuscarawas
Salvation Army
Share-A-Christmas
Tuscarawas County Rainbow Connection
Union Hospital Breast Cancer Awareness Campaign
United Way

Notes:

Notes:

Notes:

FFD FINANCIAL CORPORATION
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio 44622

Phone: 330.364.7777
Toll Free: 866.849.3560
www.onlinefirstfed.com

NASDAQ SmallCap Symbol: FFDF